UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

 For the Month of April 2025

Commission File Number 000-50766

GENOIL INC.
(Translation of registrant’s name into English)

One Rockefeller Plaza 11th Floor, New York, NY 10020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Changes in Registrant’s Certifying Accountant.

Pursuant to Rule 2-01 (17 CFR 210.2-01(c)(6)) of the Sarbanes-Oxley Act of 2002, public companies are required to rotate their audit partners every five years. Therefore, Genoil, Inc.’s (the “Company”) independent certifying accountant, Michael T. Studer CPA P.C. (“Studer”) was dismissed by the Company’s board of directors.

During the fiscal year ended December 31, 2023, there were no (i) disagreements between the Company and Studer on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, any of which, if not resolved to Studer’s satisfaction, would have caused Studer to make reference thereto in its audit report on the financial statements of the Company for such period, or (ii) reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K. There were no disputes or disagreements between the Company and Studer during the time it was the Company’s independent registered public accounting firm through the date of resignation.

New Independent Registered Public Accounting Firm

The Company’s Board of Directors appointed HHL LLP (“HHL”) as its new independent registered public accounting firm, effective as of December 26, 2024. During the two most recent fiscal years and through the date of the Company’s engagement of HHL, the Company did not consult with HHL regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (2) any matter that was either the subject of a disagreement (as defined in Regulation S-K Item 304(a)(1)(v)), during the two most recent fiscal years.

Prior to engaging HHL, HHL did not provide the Company with either written or oral advice that was an important factor considered by the Company in reaching a decision to engage HHL as its independent accounting firm.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genoil Inc.
(Registrant)

Date: April 23, 2025	By:	/s/ David Lifschultz
	Name:	David Lifschultz
	Title:	CEO

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